SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 07 2013
REGISTRATIONS BRANCH
18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48279

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Handelsbanken Markets Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue, 4th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara Hunter (212) 326-5153
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	[redacted]	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

13014105

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Tamara Hunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Handelsbanken Markets Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

SEC Mail Processing Section
MAR 07 2013
Washington DC
401

Notary Public

FRANK DIORIO
Notary Public, State of New York
No. [illegible]
Qualified in [illegible] County
Commission Expires Oct. 12, 2013

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly Owned Subsidiary of
Svenska Handelsbanken AB)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly Owned Subsidiary of Svenska Handelsbanken AB)

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Handelsbanken Markets Securities, Inc.

We have audited the accompanying statement of financial condition of Handelsbanken Markets Securities, Inc. (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Handelsbanken Markets Securities, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 21, 2013

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly Owned Subsidiary of Svenska Handelsbanken AB)

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash and cash equivalents	$	5,487,049
Receivables from brokers and dealers		368,398
Receivables from customers		564,195
Furniture and equipment, net		32,025
Prepaid income taxes		183,036
Other assets		547,281
	$	7,181,984
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to customers	$	233,272
Payable to brokers and dealers		564,195
Due to affiliates		889,627
Deferred bonus		1,062,060
Accounts payable and accrued expenses		1,024,683
Total liabilities		3,773,837
Liabilities subordinated to claims of general creditors		2,000,000
Stockholder's equity		
Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		5,099,990
Accumulated defecit		(3,691,853)
Total stockholder's equity		1,408,147
	$	7,181,984

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Handelsbanken Markets Securities, Inc. (the "Company"), a wholly owned subsidiary of Svenska Handelsbanken AB (the "Parent"), was incorporated in the State of Delaware on January 9, 1995. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages primarily in equity brokerage services.

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent and affiliates. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are collected by the Parent and remitted to the Company monthly.

Cash and Cash Equivalents

The Company considers its holdings in bank money market accounts to be cash equivalents.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 21, 2013. Subsequent events have been evaluated through this date.

Receivable from Customers

Amounts receivable from customers includes monies due on cash and margin transactions.

Furniture and Equipment, Net

Furniture and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5-7 years	Straight-Line
Computer equipment	5 years	Straight-line

1. Nature of business and summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade date-basis.

Commission Income

The Company records commission income on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

Research Income

Research income represents monies paid on behalf of customers for research services provided.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Furniture and equipment

Details of furniture and equipment at December 31, 2012 are as follows:

Furniture and fixtures	$	88,656
Computer equipment		260,791
		349,447
Less accumulated depreciation		317,422
	$	32,025

3. Liabilities subordinated to claims of general creditors

At December 31, 2012, the Company had a $2,000,000 subordinated loan agreement with its Parent which was in accordance with an agreement approved by FINRA. The subordinated loan matures on February 4, 2014 and bears interest at 3.51% per annum. Interest expense related to this loan was approximately $71,000 for the year ended December 31, 2012.

4. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computes its net capital requirement, pursuant to SEC Rule 15c3-1, which requires minimum net capital of $250,000. At December 31, 2012, the Company's net capital was approximately $2,511,000, which was approximately $2,261,000 in excess of its minimum requirement of $250,000.

5. Exemption from Rule 15c3-3

The Company operates pursuant to exemption (k)(2)(i) of Rule 15c3-3 of the SEC, and accordingly, settles all transactions on a delivery-versus-payment/receipt-versus-payment basis.

6. Income taxes

At December 31, 2012, the Company has various book to tax differences including a federal net operating loss carryforward of approximately $3,200,000 for federal income tax purposes and $3,551,000 and $3,543,000 for New York State and city income tax purposes respectively the ("NOL"), expiring through 2029. The NOL creates a cumulative deferred tax asset of approximately $1,949,000. In 2012, the Company recorded a valuation allowance for the same amount due to the uncertainty of realizing the future tax benefit.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2012 are as follows:

Deferred tax assets, net:	
Depreciation	$ (6,000)
NOL carryforward	1,467,000
Vacation accrual	60,000
Charitable contributions	1,000
Bonus accrual	427,000
	1,949,000
Valuation allowance	(1,949,000)
	$ -

7. Concentrations of credit risk

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

The Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of the brokers and dealers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2013.

8. Related party transactions

During the normal course of business, the Parent provides and accounts for a portion of the Company's business activities.

For the year ended December 31, 2012, the Company received commission income of approximately $6,610,000 from the Parent relating to transactions with the Parent and affiliates. Commissions receivable from the Parent amounted to approximately $135,000 at December 31, 2012 and is included in receivables from brokers and dealers in the accompanying statement of financial condition. In addition, the Company clears all of its customer transactions in foreign securities through the Parent and affiliates. The related clearance fees charged by the Parent and affiliates amounted to approximately $3,074,000 for the year ended December 31, 2012 and are included in floor brokerage, exchange, and clearance fees in the accompanying statement of operations.

Pursuant to a service agreement between the Company and Svenska Handelsbanken New York Branch (the "Branch"), an affiliate, the Branch allocates expenses to the Company based on expenses incurred by the Branch on behalf of the Company related to its daily operations. For the year ended December 31, 2012, expenses allocated to the Company by the Branch were approximately $1,116,000 and are included in the accompanying statement of operations. At December 31, 2012, the Company owed the Branch approximately $890,000, representing the unpaid 2012 expenses paid by the Branch.

9. Employee benefit plan

Money Purchase Plan

The Company maintains a money purchase plan (the "Plan") which covers all current employees. Annual contributions to the Plan are at the sole discretion of the Company. During the year, the Company contributed 10% of each employee's annual salary, up to a maximum of $25,000 per employee, to the Plan. The Company incurred contributions expenses of approximately $239,000 for the year ended December 31, 2012 related to its contribution to the Plan, which is included in employee compensation and benefits in the accompanying statement of operations